UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CORN PRODUCTS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

219023108
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)**

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index:  Page 10

SCHEDULE 13G

CUSIP No.: 219023108	Page 2 of 11 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,795,779
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,795,779
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,779
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.7%
12.	Type of Reporting Person: CO

CUSIP No.: 219023108	Page 3 of 11 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,795,779
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,795,779
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,779
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.7%
12.	Type of Reporting Person: CO

CUSIP No.: 219023108	Page 4 of 11 Pages

1.	Names of Reporting Persons. HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,795,779
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,795,779
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,779
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.7%
12.	Type of Reporting Person: CO

CUSIP No.: 219023108	Page 5 of 11 Pages

1.	Names of Reporting Persons. PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,795,779
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,795,779
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,779
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.7%
12.	Type of Reporting Person: IN

Page 6 of 11 Pages

Item 1(a).               Name of Issuer:

Corn Products International, Inc. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

5 Westbrook Corporate Center, Westchester, IL  60154

Item 2(a).               Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”);

ii)  Harbinger Capital Partners LLC (“Harbinger LLC”);

iii)  Harbinger Holdings, LLC (“Harbinger Holdings”); and

iv)  Philip Falcone (“Mr. Falcone”).

This Statement relates to Shares (as defined herein) held for the account of the Master Fund.

Harbinger LLC serves as the investment manager and investment advisor to the Master Fund.  Harbinger Holdings serves as the manager of Harbinger LLC.  Mr. Falcone serves as the managing member of Harbinger Holdings and the portfolio manager of the Master Fund.  In such capacities, Harbinger Holdings and Mr. Falcone may be deemed to have voting and dispositive power over the Shares held for the account of the Master Fund.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Harbinger LLC, Harbinger Holdings and Mr. Falcone is 450 Park Avenue, 30th Floor, New York, NY 10022.

The address of the principal business office of the Master Fund is c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson's Quay, Dublin 2, Ireland.

Item 2(c).               Citizenship:

i)  The Master Fund is a Cayman Islands exempted company;

ii)  Harbinger LLC is a Delaware limited liability company;

iii)  Harbinger Holdings is a Delaware limited liability company; and

iv)  Mr. Falcone is a citizen of the United States of America.

Page 7 of 11 Pages

Item 2(d).               Title of Class of Securities:

Common Stock, $.01 par value per share (the "Shares")

Item 2(e).               CUSIP Number:

219023108

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)                Amount Beneficially Owned:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 2,795,779 Shares.

Item 4(b)                Percent of Class:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 3.7% of Shares outstanding.  (There were 75,615,987 Shares outstanding as of November 1, 2010, according to the Issuer's quarterly report on Form 10-Q, filed November 5, 2010.)

Item 4(c)                Number of Shares of which such person has:

The Master Fund, Harbinger LLC, Harbinger Holdings and Mr. Falcone:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,795,779
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,795,779

Page 8 of 11 Pages
Item 5.                    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:  HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER HOLDINGS, LLC

By: /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

PHILIP FALCONE

By: /s/ Philip Falcone

February 14, 2011

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Corn Products International, Inc. dated as of February 14, 2011 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:  HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

HARBINGER HOLDINGS, LLC

By: /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

PHILIP FALCONE

By: /s/ Philip Falcone

February 14, 2011